Exhibit 99.2

Byline Bancorp, Inc.™

BY LISTED NYSE

2Q26 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Leading Chicago Commercial Banking Franchise

Company Overview

A Chicago-based commercial bank with the strength, scale, and product offerings to compete effectively in our markets—delivering value to stockholders, customers, employees, and the communities we serve

Leading Chicago Footprint



Rockford
Davenport
Joliet
Peoria
ILLINOIS
Springfield
Round Lake Beach
McHenry
Woodstock
Crystal Lake
Mundelein
Wheeling
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet
Midewin National Tallgrass Prairie

43
Chicagoland Branch Locations

#2
Largest Bank Headquartered in Chicago[1]

BY at a Glance ($mm)

Size

$9.9 Billion
Total Assets

$7.6 Billion
Total Loans & Leases

$7.9 Billion
Total Deposits

$1.7 Billion
Market Cap[1]

$1.1 Billion
Tangible Common Equity (TCE)[2]

Aspiration

Preeminent Commercial Bank in Chicago

- Grow Customer Relationships
- Drive Profitable Growth
- Maintain Balance Sheet Strength
- Strategic Investment

Growth Strategy

Gain market share in commercial banking
Target lower middle market customers with full-service relationship banking to drive share and deepen engagement

Grow low-cost deposits
Build a stable funding base by growing business banking deposits and optimizing balance sheet efficiency

Supplement organic growth through acquisitions
Leverage acquisition expertise to capitalize on market opportunities

Note: Map excludes Byline Bank branch located in Wauwatosa, WI.
Source: S&P Global Market Intelligence and company filings. Data as of quarter ended June 30, 2026 or most recent available.
(1) BY market capitalization as of June 30, 2026. Second largest bank headquartered in Chicago based on total assets.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Second Quarter 2026 Highlights

Net Income		Diluted EPS		PTPP ROAA	
$40.2 million	$40.5 million	$0.90	$0.91	2.49%	2.51%
Reported	Adjusted[1]	Reported	Adjusted[1]	Reported[1][2]	Adjusted[1][2]

Efficiency Ratio		ROAA		ROTCE	
46.93%	46.51%	1.63%	1.65%	14.47%	14.60%
Reported	Adjusted[1]	Reported[2]	Adjusted[1][2]	Reported[1][2]	Adjusted[1][2]

Strong Financial Performance

- Delivered strong results, reflecting record revenue and solid growth
- Pre-Tax Pre-Provision income[1] of $61.2 million; Pre-Tax Pre-Provision ROAA[1][2] of 2.49%
- Net interest income of $100.8 million, up 1.0% → Revenue of $117.7 million, up 4.7%
- Total payout ratio of 35.9%, inclusive of dividends and share repurchases
- Net interest margin (FTE)[1][3] of 4.29%
- Net charge-offs[2] of 0.24%
- Stockholders' equity of $1.3 billion
- TCE/TA[1]: 11.36% | TBV/Share[1]: $24.48

+9.6% Increase in Adjusted EPS[1]

2.29% Non-interest expense / Average assets

+3.5% Increase in Deposits[2]

12.92% Common Equity Tier 1

327 bps Improvement in Adjusted Efficiency Ratio[1]

Data as of or for the quarter ended June 30, 2026, unless otherwise noted. Comparisons against quarter ended March 31, 2026, unless otherwise noted.

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

(2) Annualized.

(3) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$7,354
$7,461
$7,523
$7,485
$7,564
7.12%
7.14%
6.95%
6.84%
6.84%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio stood at $7.6 billion, up 4.2%(1) from 1Q26
  - Originated $233.7 million in new loans, net of loan sales in 2Q26
    - Commercial banking and leasing production of $68.9 million and $54.2 million, respectively
- Payoff activity increased by $18.8 million from 1Q26 to $338.5 million
- Average loan yield of 6.84%, flat LQ and down 28 bps Y/Y

Portfolio Composition



Resi 10%
C&D 5%
Non-Owner Occ. CRE 13%
Owner Occ. CRE 20%
Leasing 10%
C&I 42%

Utilization Rates



65%
63%
61%
59%
57%
55%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Line Usage %
Last 12 Months Average

Originations and Payoffs



$359
$245
$264
$205
$323
$361
$241
$320
$234
$339
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Loan & Lease Originations
Loan & Lease Payoffs

(1) Annualized.

Deposit Trends *($ in millions)*

Deposit Composition



$7,810
$7,828
$7,647
$7,802
$7,871
5.9%
15.6%
44.8%
11.0%
22.7%
5.5%
14.7%
44.0%
11.1%
24.7%
5.5%
14.3%
44.9%
11.5%
23.8%
5.6%
15.0%
44.1%
12.0%
23.3%
5.9%
14.6%
40.7%
15.6%
23.2%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.9 billion, up 3.5%[(1)] from 1Q26
  - Increase primarily driven by growth in interest-bearing deposits
- Deposits costs increased one basis point to 1.92%
- Cost of interest-bearing deposits increased one basis point to 2.49%
- Maintained disciplined deposit pricing despite competitive dynamics across the market

Avg. Non-Interest-Bearing Deposits



$1,803
$1,889
$1,910
$1,791
$1,792
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Cost of Interest-Bearing Deposits



2.95%
2.85%
2.61%
2.48%
2.49%
2.27%
2.16%
1.97%
1.91%
1.92%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Annualized.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$96.0
$99.9
$101.3
$99.9
$100.8
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Highlights

- Net interest income was $100.8 million, up 1.0% from 1Q26
  - Increase driven by day count, partially offset by higher funding costs
- Net interest margin of 4.28%, down 5 bps LQ and up 10 bps Y/Y

<u>Interest Rate Sensitivity Over a One-Year Time Horizon</u>

- Ramp +100 bps: +$8 million or +2.1% in NII or +$2.1 million per 25 bps
- Ramp -100 bps: -$6 million or -1.6% in NII or -$1.6 million per 25 bps

Repricing Mix



Other
2%
Prime
18%
Fixed
44%
SOFR
36%

NIM, Yields and Costs



7.12%
7.14%
6.95%
6.84%
6.84%
4.18%
4.27%
4.35%
4.33%
4.28%
3.36%
3.38%
3.24%
3.51%
3.52%
2.27%
2.16%
1.97%
1.91%
1.92%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



$99.9 Million
NII
$100.8 Million
NII
4.33%
0.03%
(0.05%)
(0.02%)
(0.01%)
4.28%
Q1 2026
NIM
Cash
& Securities
Loans
and leases
Borrowed
funds
Total
deposits
Q2 2026
NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$14.5
$15.8
$15.7
$12.5
$16.9
31%
7%
38%
6%
18%
19%
9%
44%
11%
17%
27%
8%
34%
13%
18%
14%
10%
44%
9%
23%
28%
8%
36%
11%
17%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Fees and service charges on deposits
Net servicing fees
Net gains on sales of loans
Wealth management and trust income
Other

Highlights

- Non-interest income totaled $16.9 million, up 34.6% from 1Q26, reflecting:
  - $1.9 million delta on the change in fair value of equity securities
  - FV mark on net servicing asset improved by $736,000 LQ
  - Wealth management AUM surpassed $1.0 billion

Government Guaranteed Loan Sales

- $6.1 million in gain on sale of loans sold, driven by higher volume
- $78.1 million of guaranteed loans sold in 2Q26

Net Gains on Sales of Loans



$5.4
$7.0
$5.4
$5.5
$6.1
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$73.0
$92.9
$78.9
$71.8
$78.1
9.75%
9.38%
8.83%
10.23%
9.77%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
10 year loans
25 year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$59.6
$60.5
$60.4
$57.2
$56.5
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other professional fees
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expense of $56.5 million, down 1.2% from 1Q26, reflecting:
  - Lower OREO expense due to fewer write-downs
  - Lower salaries and employee benefits expenses, driven by lower payroll taxes and higher deferred costs
  - Lower occupancy expense, due to reduced maintenance expense
- Continued focus on operating efficiency and expense discipline
  - Adjusted efficiency ratio[(1)] improved 327 bps to 46.51%
  - NIE/AA of 2.29%, down 8 bps

Non-Interest Expense Bridge



$57.2
($0.7)
($0.6)
($0.4)
$0.5
$0.5
$56.5
Q1 2026
Net loss recognized on OREO expense
Salaries & employee benefits
Occupancy & equipment
Impairment charge on assets held for sale
All other non-interest expense
Q2 2026

Efficiency Ratio



52.61%
48.20%
51.00%
50.27%
50.32%
50.15%
49.78%
49.78%
46.93%
46.51%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Adjusted Efficiency Ratio (1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$7.7
$7.1
$6.7
$6.0
$4.4
0.43%
$4.9
0.39%
$7.3
0.36%
$6.7
0.32%
$6.0
0.24%
$4.4
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$107.7
$105.7
$108.8
$108.9
$111.9
1.47%
1.42%
1.45%
1.46%
1.48%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.92%
0.85%
0.95%
0.90%
0.92%
0.12%
0.07%
0.73%
0.11%
0.07%
0.67%
0.13%
0.07%
0.75%
0.10%
0.07%
0.73%
0.11%
0.07%
0.74%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

Criticized & Classified Loans and Leases



4.5%
4.2%
4.7%
4.5%
3.9%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Criticized & Classified Loans & Leases as a % of Total Loans & Leases

Note: Criticized & classified loans and leases risk rated special mention or worse.

Strong Capital Position

Capital Ratios



14.87%
10.39%
15.81%
10.78%
15.34%
11.29%
15.55%
11.13%
15.96%
11.36%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Total Capital Ratio
TCE / TA (1)

Strong Capital Base

- Capital Priorities:
  - Fund Organic Growth
  - Dividend
  - M&A
  - Buyback
- Increased capital ratios:
  - CET1 of 12.92%, up 37 bps LQ and up 107 bps Y/Y
  - TCE/TA(1) of 11.36%, up 23 bps LQ and up 97 bps Y/Y
- Repurchased 274,528 shares of common stock during 2Q26
- TBV per common share of $24.48(1), up 2.9% LQ and 13.6% Y/Y

Common Equity Tier 1



11.85%
12.15%
12.33%
12.55%
12.92%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Return on Average Tangible Common Equity



14.37%
12.83%
15.36%
15.11%
13.02%
12.97%
13.77%
13.77%
14.60%
14.47%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

2Q26 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~66% of Total Deposits are FDIC Insured



Consumer Deposits, $3.7 billion
Commercial Deposits, $4.1 billion
Total Deposits
$7.9 Billion
as of 6/30/26
Insured
87%
Uninsured
13%
Uninsured
53%
Insured
47%

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$3.7 billion at 6/30/26

Customer Base

~118,000

Consumer Accounts

Granular Deposit Base

~$32,000

Average Account Balance



Total Franchise

44

Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$4.1 billion at 6/30/26

Customer Base

~28,000

Commercial Accounts

Granular Deposit Base

~$146,000

Average Account Balance

(1) Excludes brokered deposits.

Ample Liquidity and Securities Portfolio *($ in millions)*

Liquidity Position

- Cash and cash equivalents of $193.6 million
- $1.6 billion investment portfolio all classified as AFS
- $2.4 billion of available borrowing capacity
- Uninsured deposits ratio at 33.8%

Highlights

- Investment portfolio duration: 4.5 years; net of hedges: ~4.3 years
- Investment portfolio annual cash flow: ~$223 million
- Taxable securities yield of 3.52%

Securities + Cash (Average)



$1,833
$182
$1,650
$1,779
$194
$1,585
$1,696
$191
$1,506
$1,743
$127
$1,616
$1,853
$145
$1,707
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Taxable Securities
Cash and cash equivalents

AFS Portfolio by Type



Muni 2%
Treasury & Agency 9%
Asset-backed 4%
Corporate 1%
Non-agency MBS, CMBS 8%
Agency MBS, CMBS 76%

Government-Guaranteed Lending *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$383.7	5.0%
Guaranteed	58.4	0.8%
Total SBA 7(a) Loans	**$442.1**	**5.8%**
Unguaranteed	$28.6	0.4%
Guaranteed	22.1	0.3%
Total USDA Loans	**$50.7**	**0.7%**

Highlights

- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 5.4% in 2Q26
- Closed $115.5 million in SBA 7(a) & USDA loans in 2Q26
- SBA 7(a) portfolio $442.1 million, flat from 1Q26
  - ACL/Unguaranteed loan balance ~7.9%
- $1.6 billion in serviced government guaranteed loans for investors in 2Q26

ACL/Unguaranteed Loan Balance



8.6%
7.8%
9.0%
8.0%
7.9%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

SBA 7(a) & USDA Closed Loan Commitments



$105.8
$123.6
$106.9
$98.7
$115.5
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
USDA
SBA 7(a)

Financial Summary

(dollars in thousands, except per share data)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
	As of or For the Three Months Ended				
Income Statement					
Net interest income	$ 100,836	$ 99,863	$ 101,255	$ 99,890	$ 95,982
Provision for credit losses	7,162	5,537	9,702	5,298	11,923
Non-interest income	16,876	12,538	15,750	15,845	14,471
Non-interest expense	56,479	57,189	60,369	60,518	59,602
Income before provision for income taxes	54,071	49,675	46,934	49,919	38,928
Provision for income taxes	13,890	12,096	12,413	12,719	8,846
Net income	$ 40,181	$ 37,579	$ 34,521	$ 37,200	$ 30,082
Diluted earnings per common share[(1)]	$ 0.90	$ 0.83	$ 0.76	$ 0.82	$ 0.66
Balance Sheet					
Total loans and leases HFI	$ 7,542,411	$ 7,475,272	$ 7,509,369	$ 7,440,755	$ 7,328,055
Total deposits	7,870,762	7,801,816	7,647,443	7,828,197	7,810,479
Tangible common equity[(1)]	1,106,165	1,081,007	1,067,386	1,035,668	988,908
Balance Sheet Metrics					
Loans and leases / total deposits	96.10%	95.94%	98.37%	95.31%	94.15%
Tangible common equity / tangible assets[(1)]	11.36%	11.13%	11.29%	10.78%	10.39%
Key Performance Ratios					
Net interest margin	4.28%	4.33%	4.35%	4.27%	4.18%
Efficiency ratio	46.93%	49.78%	50.32%	51.00%	52.61%
Adjusted efficiency ratio[(1)]	46.51%	49.78%	50.15%	50.27%	48.20%
Non-interest income to total revenues	14.34%	11.15%	13.46%	13.69%	13.10%
Non-interest expense to average assets	2.29%	2.37%	2.47%	2.47%	2.48%
Return on average assets	1.63%	1.56%	1.41%	1.52%	1.25%
Adjusted return on average assets[(1)]	1.65%	1.56%	1.42%	1.54%	1.41%
Pre-tax pre-provision return on average assets[(1)]	2.49%	2.29%	2.32%	2.25%	2.12%
Dividend payout ratio on common stock	13.33%	14.46%	13.16%	12.20%	15.15%
Tangible book value per common share[(1)]	$ 24.48	$ 23.79	$ 23.44	$ 22.58	$ 21.56

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
	As of or For the Three Months Ended				
Net income and earnings per share excluding significant items					
Reported Net Income	$ 40,181	$ 37,579	$ 34,521	$ 37,200	$ 30,082
Significant items:					
Merger-related expenses	—	—	—	—	4,450
Secondary public offering of common stock expenses	—	—	—	—	413
Loss on extinguishment of debt	—	—	—	843	—
Impairment charges on assets held for sale	496	—	195	—	—
Tax benefit	(130)	—	(50)	(221)	(1,117)
Adjusted Net Income	$ 40,547	$ 37,579	$ 34,666	$ 37,822	$ 33,828
Reported Diluted Earnings per Share	$ 0.90	$ 0.83	$ 0.76	$ 0.82	$ 0.66
Significant items:					
Merger-related expenses	—	—	—	—	0.10
Secondary public offering of common stock expenses	—	—	—	—	0.01
Loss on extinguishment of debt	—	—	—	0.02	—
Impairment charges on assets held for sale	0.01	—	—	—	—
Tax benefit	—	—	—	(0.01)	(0.02)
Adjusted Diluted Earnings per Share	$ 0.91	$ 0.83	$ 0.76	$ 0.83	$ 0.75

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
(dollars in thousands)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Adjusted non-interest expense:					
Non-interest expense	$ 56,479	$ 57,189	$ 60,369	$ 60,518	$ 59,602
Less: Merger-related expenses	—	—	—	—	4,450
Less: Secondary public offering of common stock expenses	—	—	—	—	413
Less: Loss on extinguishment of debt	—	—	—	843	—
Less: Impairment charges on assets held for sale and ROU assets	496	—	195	—	—
Adjusted non-interest expense	$ 55,983	$ 57,189	$ 60,174	$ 59,675	$ 54,739
Adjusted non-interest expense ex. amortization of intangible assets:					
Adjusted non-interest expense	$ 55,983	$ 57,189	$ 60,174	$ 59,675	$ 54,739
Less: Amortization of intangible assets	1,235	1,235	1,494	1,494	1,499
Adjusted non-interest expense ex. amortization of intangible assets	$ 54,748	$ 55,954	$ 58,680	$ 58,181	$ 53,240
Pre-tax pre-provision net income:					
Pre-tax income	$ 54,071	$ 49,675	$ 46,934	$ 49,919	$ 38,928
Add: Provision for credit losses	7,162	5,537	9,702	5,298	11,923
Pre-tax pre-provision net income	$ 61,233	$ 55,212	$ 56,636	$ 55,217	$ 50,851
Adjusted pre-tax pre-provision net income:					
Pre-tax pre-provision net income	$ 61,233	$ 55,212	$ 56,636	$ 55,217	$ 50,851
Add: Merger-related expenses	—	—	—	—	4,450
Add: Secondary public offering of common stock expenses	—	—	—	—	413
Add: Loss on extinguishment of debt	—	—	—	843	—
Add: Impairment charges on assets held for sale	496	—	195	—	—
Adjusted pre-tax pre-provision net income	$ 61,729	$ 55,212	$ 56,831	$ 56,060	$ 55,714
Tax equivalent net interest income:					
Net interest income	$ 100,836	$ 99,863	$ 101,255	$ 99,890	$ 95,982
Add: Tax-equivalent adjustment	178	196	213	228	232
Net interest income, fully taxable equivalent	$ 101,014	$ 100,059	$ 101,468	$ 100,118	$ 96,214
Total revenues:					
Net interest income	$ 100,836	$ 99,863	$ 101,255	$ 99,890	$ 95,982
Add: Non-interest income	16,876	12,538	15,750	15,845	14,471
Total revenues	$ 117,712	$ 112,401	$ 117,005	$ 115,735	$ 110,453

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
	As of or For the Three Months Ended				
Tangible common stockholders' equity:					
Total stockholders' equity	$ 1,304,215	$ 1,280,292	$ 1,267,906	$ 1,237,682	$ 1,192,416
Less: Goodwill and other intangibles	198,050	199,285	200,520	202,014	203,508
Tangible common stockholders' equity	$ 1,106,165	$ 1,081,007	$ 1,067,386	$ 1,035,668	$ 988,908
Tangible assets:					
Total assets	$ 9,932,465	$ 9,909,680	$ 9,652,676	$ 9,812,375	$ 9,720,218
Less: Goodwill and other intangibles	198,050	199,285	200,520	202,014	203,508
Tangible assets	$ 9,734,415	$ 9,710,395	$ 9,452,156	$ 9,610,361	$ 9,516,710
Average tangible common stockholders' equity:					
Average total stockholders' equity	$ 1,337,584	$ 1,333,423	$ 1,290,789	$ 1,208,290	$ 1,178,554
Less: Average goodwill and other intangibles	198,629	199,943	201,251	202,723	203,767
Average tangible common stockholders' equity	$ 1,138,955	$ 1,133,480	$ 1,089,538	$ 1,005,567	$ 974,787
Average tangible assets:					
Average total assets	$ 9,882,985	$ 9,797,832	$ 9,683,103	$ 9,716,920	$ 9,633,817
Less: Average goodwill and other intangibles	198,629	199,943	201,251	202,723	203,767
Average tangible assets	$ 9,684,356	$ 9,597,889	$ 9,481,852	$ 9,514,197	$ 9,430,050
Tangible net income:					
Net income	$ 40,181	$ 37,579	$ 34,521	$ 37,200	$ 30,082
Add: After-tax intangible asset amortization	912	912	1,104	1,103	1,107
Tangible net income	$ 41,093	$ 38,491	$ 35,625	$ 38,303	$ 31,189
Adjusted tangible net income:					
Tangible net income	$ 41,093	$ 38,491	$ 35,625	$ 38,303	$ 31,189
Add: Merger-related expenses	—	—	—	—	4,450
Add: Secondary public offering of common stock expenses	—	—	—	—	413
Add: Loss on extinguishment of debt	—	—	—	843	—
Add: Impairment charges on assets held for sale	496	—	195	—	—
Add: Tax benefit on significant items	(130)	—	(50)	(221)	(1,117)
Adjusted tangible net income	$ 41,459	$ 38,491	$ 35,770	$ 38,925	$ 34,935

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended				
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision net income	$ 61,233	$ 55,212	$ 56,636	$ 55,217	$ 50,851
Average total assets	9,882,985	9,797,832	9,683,103	9,716,920	9,633,817
Pre-tax pre-provision return on average assets	2.49%	2.29%	2.32%	2.25%	2.12%
Adjusted pre-tax pre-provision return on average assets:					
Adjusted pre-tax pre-provision net income	$ 61,729	$ 55,212	$ 56,831	$ 56,060	$ 55,714
Average total assets	9,882,985	9,797,832	9,683,103	9,716,920	9,633,817
Adjusted pre-tax pre-provision return on average assets	2.51%	2.29%	2.33%	2.29%	2.32%
Net interest margin, fully taxable equivalent:					
Net interest income, fully taxable equivalent	$ 101,014	$ 100,059	$ 101,468	$ 100,118	$ 96,214
Total average interest-earning assets	9,457,037	9,347,232	9,230,799	9,288,078	9,209,178
Net interest margin, fully taxable equivalent	4.29%	4.34%	4.36%	4.28%	4.19%
Non-interest income to total revenues:					
Non-interest income	$ 16,876	$ 12,538	$ 15,750	$ 15,845	$ 14,471
Total revenues	117,712	112,401	117,005	115,735	110,453
Non-interest income to total revenues	14.34%	11.15%	13.46%	13.69%	13.10%
Adjusted non-interest expense to average assets:					
Adjusted non-interest expense	$ 55,983	$ 57,189	$ 60,174	$ 59,675	$ 54,739
Average total assets	9,882,985	9,797,832	9,683,103	9,716,920	9,633,817
Adjusted non-interest expense to average assets	2.27%	2.37%	2.47%	2.47%	2.48%
Adjusted efficiency ratio:					
Adjusted non-interest expense excluding amortization of intangible assets	$ 54,748	$ 55,954	$ 58,680	$ 58,181	$ 53,240
Total revenues	117,712	112,401	117,005	115,735	110,453
Adjusted efficiency ratio	46.51%	49.78%	50.15%	50.27%	48.20%
Adjusted return on average assets:					
Adjusted net income	$ 40,547	$ 37,579	$ 34,666	$ 37,822	$ 33,828
Average total assets	9,882,985	9,797,832	9,683,103	9,716,920	9,633,817
Adjusted return on average assets	1.65%	1.56%	1.42%	1.54%	1.41%
Adjusted return on average stockholders' equity:					
Adjusted net income	$ 40,547	$ 37,579	$ 34,666	$ 37,822	$ 33,828
Average stockholders' equity	1,337,584	1,333,423	1,290,789	1,208,290	1,178,554
Adjusted return on average stockholders' equity	12.16%	11.43%	10.65%	12.42%	11.51%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Tangible common equity to tangible assets:					
Tangible common equity	$ 1,106,165	$ 1,081,007	$ 1,067,386	$ 1,035,668	$ 988,908
Tangible assets	9,734,415	9,710,395	9,452,156	9,610,361	9,516,710
Tangible common equity to tangible assets	11.36%	11.13%	11.29%	10.78%	10.39%
Return on average tangible common stockholders' equity:					
Tangible net income	$ 41,093	$ 38,491	$ 35,625	$ 38,303	$ 31,189
Average tangible common stockholders' equity	1,138,955	1,133,480	1,089,538	1,005,567	974,787
Return on average tangible common stockholders' equity	14.47%	13.77%	12.97%	15.11%	12.83%
Adjusted return on average tangible common stockholders' equity:					
Adjusted tangible net income	$ 41,459	$ 38,491	$ 35,770	$ 38,925	$ 34,935
Average tangible common stockholders' equity	1,138,955	1,133,480	1,089,538	1,005,567	974,787
Adjusted return on average tangible common stockholders' equity	14.60%	13.77%	13.02%	15.36%	14.37%
Tangible book value per share:					
Tangible common equity	$ 1,106,165	$ 1,081,007	$ 1,067,386	$ 1,035,668	$ 988,908
Common shares outstanding	45,191,493	45,442,851	45,545,928	45,859,977	45,866,649
Tangible book value per share	$ 24.48	$ 23.79	$ 23.44	$ 22.58	$ 21.56


Byline Bancorp, Inc.™